Louis Taubman (Admitted NY)

Email lou@lhttlaw.com

May 28, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Edwin Kim

Re:

Jpak Group, Inc.

Registration Statement on Form S-1/A

Filed February 29, 2008

File No. 333-147264

Dear Mr. Kim:

This letter is provided in response to your letter dated March 27, 2008, regarding the above-referenced Registration Statement for our client, Jpak Group, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Jpak Group, Inc. and not our law firm.

General

1.

We note that you are registering the sale of 39,012,128 shares of common stock.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primate at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(5)(i).  In your analysis, please address the following among any other relevant factors:

•

The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•

The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•

The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•

Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that eh company received fro the selling shareholders for the securities, excluding amounts of the proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•

The discount at which the shareholders will purchase the common stock underlying the convertible preferred stock (or any related security, such as a warrant or option) upon the conversion or exercise; and,

•

Whether or not any of the selling s shareholders is in the business of buying and selling securities.

Response:

Pursuant to your comment, we have revised the total number of shares being offered by our registration statement.  Based upon Rule 415 and the registration terms required by the Registration Rights Agreement from the Financing, we are registering 687,106 shares of common stock.

2.

Please revise the table on page 34 to include total figures.  Also, please note that the total of the column titled “Number of Shares of Common Stock Offered” does not equal 39,012,128 shares registered for resale as disclosed on the cover page and the summary section.  Please revise or advise.

Response:

We revised the table on page 34 as per your comment and our disclosure to ensure that the total number of shares offered listed in the table matches the disclosed number of shares being registered for resale elsewhere in the S-1.

Summary, page 2

The Share Exchange and Financing, page 3

3.

It appears from the disclosure the terms of the Series A and Series B warrants have been modified to extend their term from four years to six years.  Please provide a detailed discussion on how you accounted for this modification.  Please refer to the guidance in paragraph (51) of SFAS No. 123(R).

Response:   According to SEC guidance, “an issuer is deemed to control the form of settlement if it has both the contractual right to settle in equity shares and the ability to deliver these shares,” i.e. “net-share” settlement.  In these cases, where the issuer controls the form of settlement, the instrument is generally considered as classified equity.  As such and according to the guidance in 00-19, contracts that require that the Company to deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in equity.  Thus, we believe that Series A and Series B warrants are freestanding derivative financial instruments that are indexed to, and potentially settled in, the Company's stock and should be classified as equity.  As per EITF 00-19, subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.

Modifying the term of the Warrants from four years to six years will enhance the fair value of the warrants and we treated the modification of term as if the fair value had risen.  Therefore, we do not need to recognize a change.

We believe that the Series A and Series B warrants are detachable, as the warrants can be exercised without affecting the Series A Convertible Stock.  In addition, we believe that the Series A and Series B warrants are freestanding derivative financial instruments that are indexed to, and potentially settled in, the Company's stock.  As per APB14, separate amounts attributable to the debt and purchase warrants are computed and accounting recognition is to be given to each component.  As per EITF 00-19, contracts that require settlement in shares are equity instruments.  Therefore, we have allocated the proceeds between the Series A Convertible Preferred Stock and the Series A and Series B warrants.  Furthermore, we have classified the Series A and Series B warrants as equity instruments.

As per EITF 00-27, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

As the Series B Convertible Preferred Stock was in-the-money, we used the intrinsic value to calculate the fair value based on the conversion price.  We also calculated the fair value of Series C and Series D warrants using the Black-Scholes model.

We allocated the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

As the Series A Convertible Preferred Stock was in-the-money, we used the intrinsic value to calculate the fair value based on the conversion price.  We also calculated the fair value of Series A, Series B, Series J warrants and placement agent warrants using the Black-Scholes model.  Risk-free interest rate was 4.57%, same as the interest rate of treasury with the same maturity.  Volatility was based on the historical volatility up to September 30, 2007.  The total value of warrants and the value of Series A Preferred shares were $4,110,333 and $8,076,397 respectively.  Therefore, we allocated $1,855,037 and $3,644,963 to the additional paid-in capital of common stocks and the additional paid-in capital of preferred stocks respectively from the $5,500,000 proceeds of Convertible Promissory Notes.

Summary Financial Information, page 4

4.

The balance sheet data should be provided for all periods presented within the financial statements. Please revise.

Response:

Pursuant to your comment, we have revised the balance sheet data (beginning on page 4) to include all periods presented within the financial Statements.  As such, the summary financial information now includes Balance Sheet Data for March 31, 2008 and June 30, 2007.

Certain Relationships and Related Transactions, page 44

Organization of Qindao Renmin, page 44

5.

We have reviewed your response to comment 18 noting you have accounted for the acquisition of Qingdao under the purchase method of accounting.  Based on your disclosure on page 2 it appears that Grand International, a wholly owned subsidiary of the holding company JPAK, has no operations.  The merger of an operating company with a shell company is in substance a capital transaction rather than business combination and there should be no step up in basis (i.e., goodwill or other intangible).  Please clarify and revise.

Response:

Pursuant to your comment we revised the disclosure on page 2 as follows:

“We commenced operations in China in 1958 as a state-owned, traditional printing and packaging company. In 2004, management completed the buyout of 88.23% of a state-owned equity interest in Qindao Renmin, a company located in Qingdao, Shandong Province of the People’s Republic of China; in the same year, we started developing aseptic liquid food and beverage cartons which was launched in the China market in 2005.  Jpak Group Co., Ltd. (“Jpak Ltd”) was incorporated in the Cayman Islands on

June 22, 2006 under the name Winner Dragon Limited; they changed their name to Jpak Ltd. on September 18, 2006.  Also in September 2006, Jpak Ltd. acquired the 88.23% equity interest in Qingdao Renmin through Grand International, the 100% owned subsidiary of Jpak Ltd. Substantially, all of our operations are conducted in China through Qingdao Renmin. In July 2007, Grand International purchased the remaining 11.77% state-owned equity interest in Qingdao Renmin and now owns 100% equity interest in Qingdao Renmin.

~~We commenced operations in China in 1958 as a state-owned, traditional printing and packaging company. Management completed the buyout of 88.23% of the state-owned equity interest in 2004, and in the same year started the development of aseptic liquid food and beverage cartons which was launched in the China market in 2005.~~

~~On June, 22, 2006, Jpak was incorporated in the Cayman Islands as Winner Dragon Limited. Winner Dragon Limited was renamed Jpak Group Co., Ltd. on September 18, 2006. Additionally, during September 2006, Jpak completed the acquisition of 88.23% of the equity interest in Qingdao Renmin, a company located in Qingdao, Shandong Province of the People’s Republic of China, through Grand International, the 100% owned subsidiary of Jpak. Currently, substantially, all of our operations are conducted in China through Qingdao Renmin.~~

~~In July 2007, Grand International completed the acquisition of the remaining 11.77% of the state-owned equity interest and now owns 100% of the equity interest of Qingdao Renmin.~~

In September 2006, Jpak Group Co., Ltd. (“JPAK”) – a private holding company established under the laws Cayman Islands June 22, 2006, acquired 88.23% equity interest in Qingdao Renmin through Grand International, the 100% owned subsidiary of JPAK.  As a result of the acquisition, Qingdao Renmin became the majority owned subsidiary of Grand International and an indirect majority owned subsidiary of JPAK. The transaction was regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if JPAK had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.  Accordingly, we have revised our financial statements to reflect reverse merger accounting).

On August 9, 2007, we entered into that certain Share Exchange, pursuant to which Jpak Ltd. became our wholly owned subsidiary and in connection with the Share Exchange, we changed our corporate name to “Jpak Group, Inc.”

On August 9, 2007, we completed a reverse acquisition of JPAK.  Prior to the acquisition, Rx Staffing Inc. (“Rx Staffing”), was a public shell company, as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on December 6, 2004.  To accomplish the share exchange we issued 23,005,000 shares of common stock on a one to one ratio for a 100% equity interest in JPAK. Per the terms of the Share Exchange and Bill of Sale of assets of Rx Staffing and Shaun Jones, Rx Staffing was delivered with zero assets and zero liabilities at time of closing. Following the reverse acquisition, we changed the name of Rx Staffing to Jpak Group, Inc. (“Jpak”).  The transaction was regarded as a reverse merger whereby JPAK was considered to be the accounting acquirer as its shareholders retained control of RX Staffing after the exchange.  Although the Company is the legal parent company, the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if JPAK had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

In addition, we will revise our disclosure in paragraph three in the Company History section on page 1 of the S-1 (new language is underlined) as follows:

~~On August 9, 2007 it entered into the Share Exchange, pursuant to which Jpak became its wholly owned subsidiary. In connection with the Share Exchange, it changed its corporate name to Jpak Group, Inc ("Jpak"). Jpak (f/k/a RX Staffing) functions as a holding company and, through its subsidiaries, owns 100% equity interest in Qingdao Renmin, the operating subsidiary.~~

On August 9, 2007, we completed a reverse acquisition of Jpak Group, Inc. (“Jpak”).  Prior to the acquisition, Rx Staffing Inc. (“Rx Staffing”), was a public shell company, as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on December 6, 2004.  To accomplish the share exchange we issued 23,005,000 shares of common stock on a one to one ratio for a 100% equity interest in JPAK. Per the terms of the Share Exchange and Bill of Sale of assets of Rx Staffing and Shaun Jones, Rx Staffing was delivered with zero assets and zero liabilities at time of closing. Following the reverse acquisition, we changed the name of Rx Staffing to Jpak Group, Inc. (“Jpak”).  The transaction was regarded as a reverse merger whereby JPAK was considered to be the accounting acquirer as its shareholders retained control of RX Staffing after the exchange.  Although the Company is the legal parent company, the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if JPAK had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

We also updated Note 17 – Subsequent Events of our June 30, 2007 Financial Statements on Page F-25 of our S-1, which now reads as follows:

“On August 9, 2007, Jpak Group, Inc. (f/k/a RX Staffing, a Nevada company (the “Company”), entered into and consummated the transactions contemplated (the “Share Exchange”) under a Securities Exchange Agreement (the “SEA”) by and among the Company, Jpak Group Co., Ltd., an exempted company organized under the laws of the Cayman Islands (“Jpak”) and the shareholders of Jpak (namely Joyrich Group Limited, a British Virgin Islands (“BVI”) company, Fabregas Group Limited, a BVI company, Statepro Investments Ltd., a BVI company, Raytech Investments Limited, a BVI company, and Capital American Markets Limited, a BVI company), pursuant to which all the shares of Jpak were transferred to the Company and Jpak became a wholly-owned subsidiary of the Company, and at the same time the shareholders of Jpak were issued 23,005,000 shares of common stock of the Company (the “Common Stock”), which represented approximately 64.4% of all the issued and outstanding shares of the Company’s Common Stock (assuming conversion of the preferred stock).  The transaction was regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if JPAK had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.  Accordingly, we have revised our financial statements to reflect reverse merger accounting).

In August 9, 2007, the convertible notes converted to following items: (i) 5,608,564 shares of the Company’s Series A Convertible Preferred Stock, par value $.0001 per share (the “Preferred Stock”), which shares are convertible into an aggregate of 11,217,128 shares of Common Stock, (ii) Class A Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.60 per share until August 2011 (the “Class A Warrants”), (iii) Class B Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.70 per share until August 2011 (the “Class B Warrants”) and (iv) Class J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Preferred Stock, which preferred stock shall contain the same terms as the Series A Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s Common Stock, (b) Class C Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.72 per share (the “Class C Warrants”) and (c) Class D Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.84 per share (the “Class D Warrants” and together with the Class A Warrants, Class B Warrants and Class C Warrants, the “Warrants”). The Class J Warrants shall only be exercisable until 90 days following the effective date of a registration statement registering for sale the shares of common stock underlying the securities issued in the financing.”

Finally and pursuant to your Comment number 20 regarding the elimination of $4862,990 of additional paid in capital, the elimination was a result of our adopting the purchase accounting method for the transaction between Qingdao and Grand International.  As a result of the above discussion, we have changed our accounting method and the transaction has been regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if JPAK had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.  Accordingly, we have revised our financial statements to reflect reverse merger accounting).

Based on our review of the SEC Manual Item 2.6.5.4 Reverse Acquisitions, we believe our Statement of Stockholders’ Equity in our S-1 for the Fiscal Years Ended June 30, 2007 and 2006 needs to be revised to shows the effect of reverse mergers on a retroactive basis.  The guidance states that “in a reverse acquisition the historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid in capital.”   Based on this statement, we believe our Statement of Stockholders’ Equity needs to be revised to properly show the effects of the reverse mergers by retroactively stating the 23,005,000 shares given to JPAK (accounting acquiror in the reverse merger with Rx Staffing).  In addition, we will revise our Balance for the Fiscal Year Ended June 30, 2007 to show the effect of the recapitalization on a retroactive basis.

Additionally and per the change in the accounting method (from purchase method top reverse merger) for the acquisition of Qingdao, we will revise and restate our financial statements for periods ending September 30, 2007 and December 31, 2007.  As such, we will add the following Note (Restatement to Reflect Reverse Merger Accounting) to our financial statements for both periods (Note 14 for September 30 and Note 15 for December 31), as well as for the period ending June 30, 2007 in our S-1 (Note 15):

“In August 2007, Jpak Group Co., Ltd. (“JPAK”) – a private holding company established under the laws of the Cayman Islands on June 22, 2006, acquired an 88.23% equity interest in Qingdao Renmin through Grand International, the 100% owned subsidiary of JPAK.  As a result of the acquisition, Qingdao Renmin became the majority owned subsidiary of Grand International and an indirect majority owned subsidiary of JPAK.. Originally the Company accounted the acquisition using the purchase method.  Grand International and Qingdao Renmin were considered as the acquirer and acquiree respectively both from the business and accounting perspectives.

The Company has changed its accounting method and the transaction has been regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK. Thus, JPAK is the continuing entity for financial reporting purposes. The Financial Statements have been prepared as if JPAK had always been the reporting company and then, on the share exchange date, had changed its name and reorganized its capital stock. Accordingly, the Company has revised the financial statements to reflect reverse merger accounting.

Pursuant to SEC Manual Item 2.6.5.4 Reverse acquisitions, the Company believes the statement of stockholders’ equity in the Company’s S-1 for the fiscal years ended June 30, 2007 and 2006 should be revised to disclose the effect of the reverse merger on a retroactive basis. The SEC guidance requires  that “in a reverse acquisition the historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid in capital.” Based on this statement, the Company believes the statement of stockholders’ equity should be revised to properly disclose the effects of the reverse merger by retroactively restating the 23,005,000 shares given to JPAK (accounting acquirer in the reverse merger with Rx Staffing). In addition, the Company has revised the financial statements for the fiscal year ended June 30, 2007 to disclose the effect of the recapitalization on a retroactive basis.”

In addition to the above disclosure, we also included a Consolidated (i) Balance Sheet, (ii) Statement of Operations and Comprehensive Income and (iii) Statement of Cash Flows for the quarter ending September 30, 2007 and December 30, 2007 in each of the corresponding amended Quarterly Reports to show the effect of the restatement.

Consolidated Financial Statements

Unaudited Pro Forma Condensed Balance Sheet, June 30, 2007, F-2

6.

We reviewed your response to comment 29 and noted the issuance of the Series A preferred stock in the Pro Form Condensed Balance Sheet on F-2.  It appears the $5,500,000 of convertible debt which was to be converted into the Series A preferred stock is still being presented as a liability in the combined financial statements.  Please clarify and revise.

Response:

The $5,500,000 of convertible debt was converted into the Series A Preferred Stock on August 9, 2007.  Therefore it was still being presented as a liability in the Pro Form Condensed Balance Sheet, which is for the period ending June 30, 2007.  We will also update the first paragraph (and add a new second paragraph) of Note 17 – Subsequent Events of our June 30, 2007 Financial statements on Page F-25 of our S-1 as follows:

“On August 9, 2007, Jpak Group, Inc. (f/k/a RX Staffing, a Nevada company (the “Company”), entered into and consummated the transactions contemplated (the “Share Exchange”) under a Securities Exchange Agreement (the “SEA”) by and among the Company, Jpak Group Co., Ltd., an exempted company organized under the laws of the Cayman Islands (“Jpak”) and the shareholders of Jpak (namely Joyrich Group Limited, a British Virgin Islands (“BVI”) company, Fabregas Group Limited, a BVI company, Statepro Investments Ltd., a BVI company, Raytech Investments Limited, a BVI company, and Capital American Markets Limited, a BVI company), pursuant to which all the shares of Jpak were transferred to the Company and Jpak became a wholly-owned subsidiary of the Company, and at the same time the shareholders of Jpak were issued 23,005,000 shares of common stock of the Company (the “Common Stock”), which represented approximately 64.4% of all the issued and outstanding shares of the Company’s Common Stock (assuming conversion of the preferred stock).  The transaction was regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if JPAK had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.  Accordingly, we have revised our financial statements to reflect reverse merger accounting).

In August 9, 2007, the convertible notes converted to following items: (i) 5,608,564 shares of the Company’s Series A Convertible Preferred Stock, par value $.0001 per share (the “Preferred Stock”), which shares are convertible into an aggregate of 11,217,128 shares of Common Stock, (ii) Class A Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.60 per share until August 2011 (the “Class A Warrants”), (iii) Class B Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.70 per share until August 2011 (the “Class B Warrants”) and (iv) Class J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Preferred Stock, which preferred stock shall contain the same terms as the Series A Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s Common Stock, (b) Class C Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.72 per share (the “Class C Warrants”) and (c) Class D Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.84 per share (the “Class D Warrants” and together with the Class A Warrants, Class B Warrants and Class C Warrants, the “Warrants”). The Class J Warrants shall only be exercisable until 90 days following the effective date of a registration statement registering for sale the shares of common stock underlying the securities issued in the financing.”

Unaudited Pro Forma Condensed Statement of Operations, F-3

7.

     We reviewed your response to comment 27 noting the weighted average shares outstanding have been restated to give effect to the transaction.  Please note that in a recapitalization earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company’s shareholders.  Please tell us in detail how you determined the weighted average shares outstanding after the transaction is 43,100,000 considering only 23,005,000 shares were issued in the transaction and JPAK has no shares outstanding prior to the transaction.

Response:

The number of shares outstanding has been revised to 23,005,000, of which 23,005,000 shares were issued in the transaction (or share exchange to acquire 100% equity interest in Jpak).

As per SFAS No. 128, the weighted-average number of shares discussed in the Registration Statement is an arithmetical mean average of shares outstanding and assumed to be outstanding for EPS computations.  In a recapitalization earnings per share, for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company’s shareholders.  23,005,000 shares are outstanding from the period beginning to the period end of the transaction.

Since the transaction between Jpak Rx Staffing was regarded as a reverse merger (whereby JPAK was considered to be the accounting acquirer as its shareholders retained control of RX Staffing after the exchange), the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  The SEC guidance states that “in a reverse acquisition the historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid in capital.”  Accordingly, the weighted average shares outstanding prior to the reverse merger is equal to the shares outstanding in the retroactive recapitalization – or  23,005,000 shares.

8.

     We reviewed your response to comment 31 noting you do not feel liquidated damages are due at this time because the effective date of the registration statement has been extended to March 31, 2008.  Based on our review of exhibit 10.3 which incorporates by reference the Registration Rights Agreement dated August 9, 2007, it appears the liquidated damages are due if this registration statement is not declared effective prior to February 5, 2008. Please revise your financial statements to provide the disclosures required by paragraph (12) of FSP EITF 00-19-2.

Response:

The Investor Registration Rights Agreement (“RAA”) also made provisions if we cannot register all of the shares underlying all of the Series A and Series B Preferred Stock and Warrants due to the SEC’s application of Rule 415.  Pursuant to those provisions, if the SEC issues us a 415 comment, then we must first try to register the common stock underlying the preferred stock (on a pro rata basis among the holders of the Preferred Stock) and then register all of the common underlying the Warrants (on a pro rata basis among the holders of the Warrants).   Per your comment number one concerning Rule 415 and accordingly, we are filing the Registration Statement to register for resale 687,106 shares of common stock underlying the Series A Preferred Stock, as required by the terms of the Investor RRA.  Subsequent registration statements required to be filed to register the rest of the common stock underlying the preferred stock and warrants issued in the financing will be filed on the later of (i) 60 days following the sale of substantially all of the shares of common stock included in this Registration Statement or any subsequent Registration Statement and (ii) 6 months following the effective date of this Registration Statement or any subsequent Registration Statement, as applicable, or such earlier or later date as permitted or required by the Commission.  Each such subsequent registration statement must be declared effective by the earlier of (A) the 90th day following the filing date of such Registration Statement (or in the event such Registration Statement is reviewed by the Commission, the one hundred twentieth (120th) day following such filing date) or (B) 5 business days after SEC has no more comments. However, we do not have any monetary obligations for any securities that were not permitted to be included in a registration statement because of the SEC’s application of Rule 415 until such time as such securities are required to be filed pursuant to the Investor RRA.  In such case, the liquidated damages shall be calculated to only apply to the percentage of securities which are permitted by the Commission to be included in the Registration Statement.

Since we are only able to register 687,106 common shares and the total common shares underlying the Series A convertible preferred stock is 11,217,128, we are only required to pay 6.13% (680,106/11.217,128) of the 2 percent ($110,000) due per month under the terms of our RAA.  Therefore, our monthly liquated damages will be roughly $6,738.07.  Per our conversions with the SEC staff and our understand of telephone interpretations of Rule 415, we based the number of shares eligible for registration on number of share currently outstanding (24,505,000) and the number of common shares currently held by non-affilates (1,500,000 issued by RX Staffing prior to the reverse merger and the 561,322 shares issued to Capital America Markets, Ltd. as part of the merger).

9.

     We have reviewed your response to comment 32 noting you will account for the escrowed shares as an expense if and when they are released based on the terms of the Securities Escrow Agreement.  It appears these shares should be shown as legally outstanding on the face of the balance sheet and considered contingent shares for the purpose of calculating earnings per share.  Please refer to the guidance in paragraph (30) of SFAS No. 128.

Response:

As per the guidance in paragraph (30) of SFAS No. 128, these shares are now shown as legally outstanding on the face of the balance sheet and considered contingent shares for the purpose of calculating earnings per share.  As discussed in paragraph (30) of SFAS No. 128, shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS.  As of March 31, 2008, the necessary conditions of our “make-good” provisions had yet to be satisfied; 7.2 million shares that are contingent on our net income levels for the period ending June 30, 2008 are included in diluted EPS calculations.

Jpak Group, Inc. Unaudited Financial Statements for the period ended December 31, 2007

Consolidated Statement of Cash Flows, F-6

10.

      It appears that the balances presented here do not reconcile to the changes in the assets and liabilities presented on the Consolidated Balance Sheets on F-4.  Please refer to the guidance in SFAS No. 95.  Please clarify and revise.

Response:

All of our operations are conducted in China through Qingdao Renmin.  According to the guidance in paragraph (26) of SFAS No. 95, “a statement of cash flows of an enterprise with …foreign operations shall disclose the reporting currency equivalent of foreign currency cash flows using exchange rates in effect at the time of cash flows.” There is authority under GAAP interpretations that prescribe that  an appropriately weighted average exchange rate for the period may be used for currency translation where it may be impractical to use actual rates and if the results are substantially the same as if the rate of exchange at the dates of cash flows were used.   Due to the recent relaxation of the Chinese government’s control on the foreign exchange rate (formerly fixed at RMB: USD= 1: 0.121), and the expectation that foreign currency markets may have experienced some initial economic instability,  management believed that using a weighted average exchange rate for the period, provided a practical representation and closer proxy of the impact of the recently fluctuating exchange rate with the US dollar and in addition presented results that were “substantially the same” as if rates at the dates of the cash flow transactions were used.  As such, the US cash flow statement is translated from RMB cash flow using the average exchange rate for 6 months, while the US Balance sheet is translated from RMB balance sheet using the exchange rate as of 12/31/07. Due to the fluctuation of the currency rates, the cash flow statement reflects the difference in the application of accounting for currency rates from the corresponding rates used in the balance sheets.

Notes to Consolidated Financial Statements

Note 1- Organization and Nature of Business

11.

We note that in October 2007 you entered into a joint venture in which you are a 51% owners of Qingdao Delikang (“Qingdao”).  Please provide a detailed discussion of how you are accounting for this joint venture and cite the specific authoritative literature you utilized to support your accounting treatment.

Response:

Delikang was consolidated into the financial statements as of December 31, 2007. All the financial statements of Delikang were consolidated into the financial statements of Jpak as per SFAS141.  As per the guidance of SFAS 141, the financial statements of Delikang have been consolidated into our financial statements our consolidated financial statements include the accounts of the acquired entities since their respective dates of acquisition.  All significant inter-company amounts have been eliminated.

Note 5 – Deferred Placement Agent Warrant Cost, F-8

12.

It appears from your disclosure that you have capitalized and are amortizing the 990,000 warrants issued to the placement agents in connection with the issuance of the convertible debt over the terms of the warrants.  Please site the specific authoritative literature utilized to support your accounting treatment.  Please refer to the guidance in EITF 96-18, SFAS No. 123(R) and SAB Topic 5.A.

Response:

We revised our position in the warrants issued to the placement agents.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per EITF 96-18, “an asset, expense, or sales discount would be recognized (or previous recognition reversed) in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have capitalized the warrants as assets at the fair value.

Accordingly, we revised our financial statements for the period ending December 31, 2007 and added the following Note 17 (Allocation of Proceeds From the Series J Warrants) to describe our treatment of the warrants and our allocation of proceeds:

“On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17,2007 ) by and among the Company, Jpak, Grand International and the Investors.  Pursuant to the NPA, Jpak issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants shall be exercisable at an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the registration statement for which this prospectus forms a part. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to the Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

The Company allocated the proceeds received in the financing transaction  to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

As the Series B Convertible Preferred Stock was in-the-money, The Company used the intrinsic value to calculate the fair value based on the conversion price. The Company also calculated the fair value of Series C, Series D warrants and placement agent warrants using the Black-Scholes option pricing model. The  risk-free interest rate was 4.06%,  the interest rate of treasury instruments with the same maturity.  Volatility was based on the historical volatility up to December 28, 2007.  The total value of warrants and the value of Series A Preferred shares were $8,802,501 and $13,333,333 respectively.  Therefore, the Company allocated $1,988,292 and $3,011,708 to the additional paid-in capital of common stocks and the additional paid-in capital of preferred stocks respectively from the $5,000,000 proceeds of J warrants exercise.”

Additionally, please see the following table which summarizes the overall allocation of proceeds from both our August 9 and December 28, 2007 financing.

Valuation	2007-08-09	2007-12-28

Series A Warrants	1,375,000
Series B Warrants	925,650
Series J Warrants	2,083,333
Series C Warrants		4,208,334
Series D Warrants		3,791,667
Value of Placement Agent Warrants	325,908	802,500
Total value of Warrants	4,709,891	8,802,501
Value of Series A Preferred Shares	8,076,397
Value of Series B Preferred Shares		13,333,333
Proceeds of Series A Preferred Shares	5,500,000
Proceeds of Series B Preferred Shares		5,000,000
Allocation of Warrants	2,025,952	1,988,292
Allocation of Series A Preferred Shares	3,474,048
Allocation of Series B Preferred Shares		3,011,708

Please refer to our updated statements for additional information.

13.

It appears from your disclosure that you have capitalized and are amortizing the 750,000 warrants issued to the placement agents in connection with the exercise of the Series J warrants over the term of the warrants. Please site the specific authoritative literature utilized to support your accounting treatment.  Please refer to the guidance in EITF No. 96-18, SFAS No. 123(R) and SAB Topic 5.A.

Response:

 We revised our position in the warrants issued to the placement agents.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per EITF 96-18, “an asset, expense, or sales discount would be recognized (or previous recognition reversed) in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have capitalized the warrants as assets at the fair value.

Accordingly, we revised our financial statements for the period ending and added the following Note 17 (Allocation of Proceeds from the Exercise of Series J Warrants) to describe our treatment of the warrants and our allocation of proceeds:

“On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17,2007 ) by and among the Company, Jpak, Grand International and the Investors.  Pursuant to the NPA, Jpak issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants shall be exercisable at an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the registration statement for which this prospectus forms a part. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to the Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

The Company allocated the proceeds received in the financing transaction  to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

As the Series B Convertible Preferred Stock was in-the-money, The Company used the intrinsic value to calculate the fair value based on the conversion price. The Company also calculated the fair value of Series C, Series D warrants and placement agent warrants using the Black-Scholes option pricing model. The  risk-free interest rate was 4.06%,  the interest rate of treasury instruments with the same maturity.  Volatility was based on the historical volatility up to December 28, 2007.  The total value of warrants and the value of Series A Preferred shares were $8,802,501 and $13,333,333 respectively.  Therefore, the Company allocated $1,988,292 and $3,011,708 to the additional paid-in capital of common stocks and the additional paid-in capital of preferred stocks respectively from the $5,000,000 proceeds of J warrants exercise.”

Please refer to the above table (response 12) which summarizes the overall allocation of proceeds from both our August 9 and December 28, 2007 financing.

Please refer to our updated statements for additional information.

14.

It appears from your disclosure that as part of the exercise of the Series J warrants you granted 750,000 warrants to the placement agent.  Please revise to provide a description of the method and significant assumptions used to determine the fair value of the warrants issued.

Response:

We revised our position in the warrants issued to the placement agents.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per EITF 96-18, “an asset, expense, or sales discount would be recognized (or previous recognition reversed) in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have capitalized the warrants as assets at the fair value.

Accordingly, we revised our financial statements for the period ending and added the following Note 17 (Allocation of Proceeds from the Exercise of Series J Warrants) to describe our treatment of the warrants and our allocation of proceeds:

“On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17,2007 ) by and among the Company, Jpak, Grand International and the Investors.  Pursuant to the NPA, Jpak issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B

Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants shall be exercisable at an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the registration statement for which this prospectus forms a part. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to the Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

The Company allocated the proceeds received in the financing transaction  to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

As the Series B Convertible Preferred Stock was in-the-money, The Company used the intrinsic value to calculate the fair value based on the conversion price. The Company also calculated the fair value of Series C, Series D warrants and placement agent warrants using the Black-Scholes option pricing model. The  risk-free interest rate was 4.06%,  the interest rate of treasury instruments with the same maturity.  Volatility was based on the historical volatility up to December 28, 2007.  The total value of warrants and the value of Series A Preferred shares were $8,802,501 and $13,333,333 respectively.  Therefore, the Company allocated $1,988,292 and $3,011,708 to the additional paid-in capital of common stocks and the additional paid-in capital of preferred stocks respectively from the $5,000,000 proceeds of J warrants exercise.”

Please refer to the above table (response 12) which summarizes the overall allocation of proceeds from both our August 9 and December 28, 2007 financing.

Please refer to our updated statements for additional information.

Note 9 – Conversion of Convertible Notes, F-10

15.

It appears you issued Series B Convertible Preferred Stock with Series C and Series D warrants. Please provide a detailed discussion of how you accounted for the issuance of this preferred stock, particularly how you have allocated any portion of the proceeds to the warrants and conversion feature attached to the preferred stock.  Additionally, in your explanation please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued.  Please refer to the guidance of APB 14, SFAS No. 133, EITF 00-19 and EITF 00-27 and discuss how you applied such guidance.

Response:

We revised our position in the accounting for the Series B Convertible Preferred Stock with the Series C and Series D warrants.  We did not allocate any portion of the proceeds to the warrants and conversion feature attached to the preferred stock.

We believe that the Series C and Series D warrants are detachable, as the warrants can be exercised without affecting the Series B Convertible Stock.  In addition, we believe that the Series C and Series D warrants are freestanding derivative financial instruments that are indexed to, and potentially settled in, a the Company's stock.  As per APB14, separate amounts attributable to the debt and purchase warrants are computed and accounting recognition is to be given to each component.  As per EITF 00-19, contracts that require settlement in shares are equity instruments.  Therefore, we have allocated the proceeds between the Series B Convertible Preferred Stock and the Series C and Series D warrants.  Furthermore, we have classified the Series C and Series D warrants as equity instruments.

As per EITF 00-27, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

As the Series B Convertible Preferred Stock was in-the-money, we used the intrinsic value to calculate the fair value based on the conversion price.  We also calculated the fair value of Series C and Series D warrants using the Black-Scholes model.

Accordingly, we revised Note 9 – Conversion of Convertible Notes in our Quarterly Report on Form 10-Q for the quarter ending December 31, 2007, to describe our treatment of Series B Convertible Preferred Stock and the Series C and D Warrants by adding the following after the second paragraph:

“On August 9, 2007, the convertible notes converted to the following items: (i) 5,608,564 shares of the Company’s Series A Convertible Preferred Stock, par value $.0001 per share (the “Preferred Stock”), which shares are convertible into an aggregate of 11,217,128 shares of Common Stock, (ii) Class A Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.60 per share until August 2011 (the “Class A Warrants”), (iii) Class B Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.70 per share until August 2011 (the “Class B Warrants”) and (iv) Class J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Preferred Stock, which preferred stock shall contain the same terms as the Series A Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s Common Stock, (b) Class C Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.72 per share (the “Class C Warrants”) and (c) Class D Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.84 per share (the “Class D Warrants” and together with the Class A Warrants, Class B Warrants and Class C Warrants, the “Warrants”). The Class J Warrants shall only be exercisable until 90 days following the effective date of a registration statement registering for sale the shares of common stock underlying the securities issued in the financing.”

Please refer to the above table (response 12) which summarizes the overall allocation of proceeds from both our August 9 and December 28, 2007 financing.

16.

It appears that the assumptions used in estimating the fair market value of the 990,000 warrants issued to a placement agent do not reconcile to the disclosure of the estimated fair value on F-22 in Note 7 of the June 30, 2007 audited financial statements.  Please clarify and revise.

Response:

We revised our disclosure based upon the assumptions used in estimating the fair market value of the 990,000 warrants issued to the placement agent in Note 15 to our March 31, 2008 unaudited financial statements.

We estimated the fair market value of the 990,000 warrants issued to the placement agent using the Black-Scholes model.  Risk-free interest rate was 4.57%, same as the interest rate of treasury with the same maturity.  Volatility was based on the historical volatility up to September 30, 2007.  The total value of the 990,000 warrants was US$802,500.

Jpak Group Inc. Audited Financial Statements for the Fiscal Year ended June 30, 2007

Consolidated Statement of Cash Flows, F-16

17.

It appears that the balances presented here do not reconcile to the changes in the assets and liabilities presented on the Consolidated Balance Sheets on F-4.  Please refer to the guidance in SFAS No. 95.  Please clarify and revise.

Response:

All of our operations are conducted in China through Qingdao Renmin.  According to the guidance in paragraph (26) of SFAS No. 95, “a statement of cash flows of an enterprise with …foreign operations shall report the reporting currency equivalent of foreign currency cash flows using exchange rates in effect at the time of cash flows. .  An appropriately weighted average exchange rate for the period may be used for translation if the result is substantially the same as if the rate at the dates of cash flows were used.”  Due to the recent relaxation of the Chinese government’s control on the foreign exchange rate (formerly fixed at RMB: USD= 1: 0.121), management believed that using a weighted average exchange rate for the period provide a more accurate representation of the impact of the recently fluctuating exchange rate with the US dollar and presented results that were “substantially the same as if rates at the dates of cash flows were used. As such, the US cash flow statement is translated from RMB cash flow using the average exchange rate for 6 months, while US Balance sheet is translated from RMB balance sheet using the exchange rate as of 12/31/07. Due to the fluctuation of the rate, the cash flow doesn’t reconcile to the changes in the balance sheets.

All of our operations are conducted in China through Qingdao Renmin.  According to the guidance in paragraph (26) of SFAS No. 95, “a statement of cash flows of an enterprise with …foreign operations shall disclose the reporting currency equivalent of foreign currency cash flows using exchange rates in effect at the time of cash flows.” There is authority under GAAP interpretations that prescribe that an appropriately weighted average exchange rate for the period may be used for currency translation where it may be impractical to use actual rates and if the results are substantially the

same as if the rate of exchange at the dates of cash flows were used.   Due to the recent relaxation of the Chinese government’s control on the foreign exchange rate (formerly fixed at RMB: USD= 1: 0.121), and the expectation that foreign currency markets may have experienced some initial economic instability,  management believed that using a weighted average exchange rate for the period, provided a practical representation and closer proxy of the impact of the recently fluctuating exchange rate with the US dollar and in addition presented results that were “substantially the same” as if rates at the dates of the cash flow transactions were used.  As such, the US cash flow statement is translated from RMB cash flow using the average exchange rate for 6 months, while the US Balance sheet is translated from RMB balance sheet using the exchange rate as of 12/31/07. Due to the fluctuation of the currency rates, the cash flow statement reflects the difference in the application of accounting for currency rates from the corresponding rates used in the balance sheets.

Consolidated Statement of Stockholders’ Equity, F-17

18.

Please revise your Statement of Stockholders’ Equity to include two fiscal years preceding the date of the annual financial statements in accordance with Article 8-02 of Regulation S-X.

Response:        We revised the Statement of Stockholders’ Equity according to your comment;

the new table is set forth below.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

						Accumulated
			Additional	Retained		Other	Total
	Common Stock		Paid-in	Earnings	Statutory	Comprehensive	Stockholders’
	Shares	Par Value	Capital	(Deficit)	Reserves	Income	Equity
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)

Balance June 30, 2005	23,005,000	$23,005	$5,343,390	($ 879,565)	$ 20,687	$ -	$4,507,517

Net income	-	-	-	1,572,489	-	-	1,572,489

Other comprehensive income	-	-	-	-	-	171,421	171,421

Statutory reserves	-	-	-	(157,249)	157,249	-	-

Balance June 30, 2006	23,005,000	$23,005	$5,343,390	$ 535,675	$177,936	$171,421	$6,251,427

Capital contribution	-	-	332,869	-	-	-	332,869

Net income	-	-	-	1,530,654	-	-	1,530,654

Other comprehensive income	-	-	-	-	-	366,698	366,698

Statutory reserves	-	-	-	(170,073)	170,073	-	-

Balance June 30, 2007	23,005,000	$23,005	$5,676,259	$1,896,256	$348,009	$538,119	$8,481,648

19.

We reviewed your response to comment 20 noting the financial statements for the 2005 fiscal year are no longer required under the new rules for “smaller reporting companies.”  It appears that the foreign currency translation adjustment for the 2005 fiscal year would be necessary in obtaining the correct beginning balance of “Accumulated Other Comprehensive Income” for the 2006 fiscal year which is required by Article 8-02 of Regulation S-X.  Please clarify and revise.

Response:

From May 24, 2001, the date Qingdao was incorporated, to June 30, 2005, the exchange rate between USD and Chinese RMB did not change due to the Chinese government’s control on the foreign exchange rate; the exchange remained at RMB: USD= 1: 0.121. On the balance sheet as of June 30, 2005, the exchange rate from assets and liability and that for Equity was the same. There is no comprehensive income from foreign exchange rate adjustments. From the Qingdao’s financial statements we previously filed with SEC, Qingdao had other comprehensive income from fiscal year 2006.

20.

We note that you have recorded an elimination of $4,862,990 with an additional paid in capital.  Please provide a detailed discussion of how you have accounted for this adjustment and cite the specific authoritative literature you utilized to support your accounting treatment.

Response:

Per our response to your comment number five, the elimination of $4,862,990 of additional paid in capital, the elimination was a result of our adopting the purchase accounting method for the transaction between Qingdao and Grand International.  As a result of the above discussion, we have changed our accounting method and the transaction has been regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if JPAK had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.  Accordingly, we have revised our financial statements to reflect reverse merger accounting

Based on our review of the SEC Manual Item 2.6.5.4 Reverse Acquisitions, we believe our Statement of Stockholders’ Equity in our S-1 for the Fiscal Years Ended June 30, 2007 and 2006 needs to be revised to shows the effect of reverse mergers on a retroactive basis.  The guidance states that “in a reverse acquisition the historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid in capital.”   Based on this statement, we believe our Statement of Stockholders’ Equity needs to be revised to properly show the effects of the reverse mergers by retroactively stating the 23,005,000 shares given to JPAK (accounting acquiror in the reverse merger with Rx Staffing).  In addition, we will revise our Balance for the Fiscal Year Ended June 30, 2007 to show the effect of the recapitalization on a retroactive basis.

Note to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Research and Development Costs, F-19

21.

It appears that this disclosure is a duplication of the disclosure on F-18.  Please revise to remove.

Response:

We revised the registration statement according to your comment.

Shipping and Handling Costs, F-19

22.

It appears that this disclosure is a duplication of the disclosure on F-18.  Please revise to remove.

Response:

We revised the registration statement according to your comment.

Note 7 – Convertible Notes, F-22

23.

We have reviewed your response to comment 24 and the revised disclosure on the material terms of the warrants granted to the placement agent as part of the Note Purchase Agreement.  It does not appear that these warrants have been accounted for in the financial statements.  Please tell us how you are accounting for these warrants and cite the specific authoritative literature that supports your accounting treatment.

Response:

We direct your attention to our responses to comment 12, 13 and 14, which explains how we accounted for the placement agent warrants and cites support for such treatment.

Per our earlier response 12, we revised our position on the 990,000 warrants issued to the placement agents in conjunction with the issue of the convertible debt.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per EITF 96-18, “an asset, expense, or sales discount would be recognized (or previous recognition reversed) in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have capitalized the warrants as assets at the fair value.

Accordingly, we revised our financial statements for the period ending September 30, 2007 and added the following Note 16 (Allocation of Proceeds of Convertible Promissory Notes) to describe our treatment of the warrants and our allocation of proceeds:

“On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated  May 17,2007 by and among Jpak, Grand International Industrial Limited and in certain identified investors) by and among the Company, Jpak, Grand International and the Investors. Under the NPA  Jpak issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’ common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants contain an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the applicable registration statement and prospectus. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

The Company allocated the proceeds received in the financing transaction including convertible instruments and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

As the Series A Convertible Preferred Stock was in-the-money, the Company used the intrinsic value to calculate the fair value based on the conversion price. The Company also calculated the fair value of Series A, Series B, Series J warrants and placement agent warrants using the Black-Scholes model. The risk-free interest rate was 4.57%, the interest rate of treasury instruments with the same maturity.  Volatility under the Black-Scholes mosel was based on the historical volatility of the Company’s derivatives up to September 30, 2007.  The total value of warrants and the value of Series A Preferred shares on the date of conversion were $4,709,891 and $8,076,397 respectively.  Therefore, the Company allocated $2,025,952 and $3,474,048 to the additional paid-in capital of common stocks and the additional paid-in capital of preferred stocks respectively from the $5,500,000 proceeds of Convertible Promissory Notes.”

Additionally, we revised our position on the 750,000 warrants issued to the placement agents in conjunction with the exercise of the Series J Warrants.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per EITF 96-18, “an asset, expense, or sales discount would be recognized (or previous recognition reversed) in the same period(s) and in the same manner (that is,

capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have capitalized the warrants as assets at the fair value.

Accordingly, we revised our financial statements for the period ending December 31, 2007  and added the following Note 17 (Allocation of Proceeds from the Exercise of Series J Warrants) to describe our treatment of the warrants and our allocation of proceeds:

“On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17, 2007 ) by and among the Company, Jpak, Grand International and the Investors.  Pursuant to the NPA, Jpak issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants shall be exercisable at an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the registration statement for which this prospectus forms a part. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to the Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

The Company allocated the proceeds received in the financing transaction  to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

As the Series B Convertible Preferred Stock was in-the-money, The Company used the intrinsic value to calculate the fair value based on the conversion price. The Company also calculated the fair value of Series C, Series D warrants and placement agent warrants using the Black-Scholes option pricing model. The  risk-free interest rate was 4.06%,  the interest rate of treasury instruments with the same maturity.  Volatility was based on the historical volatility up to December 28, 2007.  The total value of warrants and the value of Series A Preferred shares were $8,802,501 and $13,333,333 respectively.  Therefore, the Company allocated $1,988,292 and $3,011,708 to the additional paid-in capital of common stocks and the additional paid-in capital of preferred stocks respectively from the $5,000,000 proceeds of J warrants exercise.”

Please refer to the above table (response 12) which summarizes the overall allocation of proceeds from both our August 9 and December 28, 2007 financing.

Please refer to our updated statements for additional information.

Note 12 – Risk Factors, F-24

24.

The disclosure here which states that five customers accounted for approximately 50% of total sales in 2007 does not reconcile with the disclosure in Note 13 which states three customers accounted for approximately 57% of total sales.  Please clarify and revise.

Response:

We revised the registration statement according to your comment as follows:

Note 12:

“In fiscal year 2007, five vendors accounted for approximately 50% of the Company’s purchases, while in fiscal year 2006, ten vendors accounted for approximately 84% of the Company’s purchases.

In fiscal year 2007, five customers accounted for approximately 50% of the Company’s sales, while in fiscal year 2006, two customers accounted for approximately 55% of the Company’s sales.”

Note 13 – Concentration of Credit Risk, F-24

25.

Please revise your financial statements to disclose all transaction with related parties in accordance with paragraph 2 of SFAS 57.

Response:

Viewed from the perspective of the financial statements of the reporting entity, a related party may be any of the following:

•         Affiliates

•         Principal owners and close kin

•         Management and close kin

•         Parents and subsidiaries

•         Equity method investors and investees

•         Trusts for the benefit of employees

•         Any other party that has the ability to influence the management or operating policies of the reporting enterprise significantly, to the extent that it may be prevented from fully pursuing its own separate interests.

•         De facto agents of the entity

Based upon the definition of “related party” we did not have any transactions with such persons and added Note 5 – Related Party Transactions – to our March 31, 2008 and December 31, 2007 10-Q and Note 17 to our September 30, 2007 10-Q stating same.

Form 10-Q/A for the Quarter Ended September 30, 2007 filed March 4, 2008

General

26.

Considering you have restated your financial statements, please revise your financial statements to provide the disclosures required by paragraph (26) of SFAS No. 154.

Response:

Pursuant to your comment and as a result of our restatement, we revised the 10-Q for the quarter ended September 30, 2007 and for the quarter ending December 31, 2007; we filed an amendment to each of these Reports on May 23, 2008. We also filed a Current Report on Form 8-K as required by the restatement event, on May 8, 2008.  Per the guidance in paragraph (26) of SFAS 154, we have added disclosure to describe that the previously issued financial statements have been restated and the nature of the restatement.

As such, we have added the following Note (Restatement to Reflect Reverse Merger Accounting) to our financial statements as Note 15 to our June 30, 2007 financial statements, Note 14 to our September 30, 2007 financial statements and Note 15 to our December 31, 2007 financial statements:

“In August 2007, Jpak Group Co., Ltd. (“JPAK”) – a private holding company established under the laws of the Cayman Islands on June 22, 2006, acquired an 88.23% equity interest in Qingdao Renmin through Grand International, the 100% owned subsidiary of JPAK.  As a result of the acquisition, Qingdao Renmin became the majority owned subsidiary of Grand International and an indirect majority owned subsidiary of JPAK. Originally the Company accounted for the acquisition using the purchase method. Grand International and Qingdao Renmin were considered to be the acquirer and the acquiree respectively both from the business and the accounting perspectives.

The Company has changed its accounting method and the transaction has been regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK. Thus, JPAK is the continuing entity for financial reporting purposes. The Financial Statements have been prepared as if JPAK had always been the reporting company and then, on the share exchange date, had changed its name and reorganized its capital stock. Accordingly, the Company has revised the financial statements to reflect reverse merger accounting.

Pursuant to SEC Manual Item 2.6.5.4 Reverse acquisitions, the Company believes the statement of stockholders’ equity in the Company’s S-1 for the fiscal years ended June

30, 2007 and 2006 should be revised to disclose the effect of the reverse merger on a retroactive basis. The SEC guidance requires  that “in a reverse acquisition the historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid in capital.” Based on this statement, the Company believes the statement of stockholders’ equity should be revised to properly disclose the effects of the reverse merger by retroactively restating the 23,005,000 shares given to JPAK (accounting acquirer in the reverse merger with Rx Staffing). In addition, the Company has revised the financial statements for the fiscal year ended June 30, 2007 to disclose the effect of the recapitalization on a retroactive basis.”

Additionally, we provided the following tables, in the respective filing, summarizing the effect of the restatements:

June 30, 2007 Summary Tables

CONSOLIDATED BALANCE SHEETS

ASSETS

CURRENT ASSETS	As reported under Acquisition Accounting June 30, 2007	As reported under Reverse Merger Accounting June 30, 2007	Effect of Change

Cash and cash equivalents	$ 4,938,200	$ 4,938,200	$ -
Accounts receivable, net of allowance of $38,945	8,583,396	8,583,396	-
Inventory	3,393,896	3,393,896	-
Prepaid expenses and other current assets	772,792	772,792	-
Deferred financing costs, net	405,072	405,072	-

Total Current Assets	18,093,356	18,093,356	-

PROPERTY AND EQUIPMENT, NET	7,935,920	7,935,920	-

Goodwill	953,283	-	(953,283)

Total Assets	$26,982,559	$26,029,276	($953,283)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 4,634,457	$ 4,634,457	$ -
Trade notes payable	526,000	526,000	-
Convertible notes	5,500,000	5,500,000	-
Short term bank loans	4,812,900	4,812,900	-
Other payables	65,378	65,378	-

Total Current Liabilities	15,538,735	15,538,735	-

LONG-TERM DEBT	2,008,893	2,008,893	-

MINORITY INTEREST	800,039	-	(800,039)

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 300,000,000 shares authorized
24,505,000 (23,005,000 - restated) shares issued and outstanding	24,505	23,005	(1,500)
Additional paid-in capital	5,885,595	5,676,259	(209,336)
Retained earnings	1,815,309	1,896,256	80,947
Statutory reserves	371,364	348,009	(23,355)
Accumulated other comprehensive income	538,119	538,119	-

Total Stockholders’ Equity	8,634,892	8,481,648	(153,244)

Total Liabilities and Stockholders’ Equity	$26,982,559	$26,029,276	($953,283)

JPAK GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – RESTATEMENT TO REFLECT REVERSE MERGER ACCOUNTING (continued)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	As reported under Acquisition Accounting June 30, 2007	As reported under Reverse Merger Accounting June 30, 2007	Effect of Change
SALES	$30,438,550	$30,438,550	$ -

COST OF SALES	23,556,328	23,556,328	-

GROSS PROFIT	6,882,222	6,882,222	-

EXPENSES
Selling, general and administrative	4,640,663	4,640,663	-
Depreciation expense	52,484	52,484	-
Total Expenses	4,693,147	4,693,147	-

Net Ordinary Income	2,189,075	2,189,075	-

OTHER INCOME (EXPENSES)
Non-operating income	46,734	46,734	-
Interest Income	79,908	79,908	-
Interest expense	(449,014)	(449,014)	-
Non-operating expense	(48,641)	(48,641)	-
Government subsidy income	146,535	146,535	-

Total Other Income (Expenses)	(224,478)	(224,478)	-

INCOME BEFORE PROVISION FOR INCOME TAXES	1,964,597	1,964,597	-

PROVISION FOR INCOME TAXES	263,870	263,870	-

NET INCOME BEFORE MINORITY INTEREST	1,700,727	1,700,727	-

MINORITY INTEREST	227,665	-	(227,665)

NET INCOME	1,473,062	1,473,062	-

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	366,698	366,698	-

COMPREHENSIVE INCOME	$ 1,839,760	$ 2,067,425	($227,665)

JPAK GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – RESTATEMENT TO REFLECT REVERSE MERGER ACCOUNTING (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	As reported under Acquisition Accounting June 30, 2007	As reported under Reverse Merger Accounting June 30, 2007	Effect of Change
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$ 1,473,062	$ 1,700,727	$227,665
Adjustments to reconcile net income to net cash
provided (used) by operating activities:
Minority Interest	227,665	-	(227,665)
Depreciation and amortization	824,614	824,614	-
Loss (gain) on disposal of fixed assets	29,018	29,018	-
Bad debt expense	25,235	25,235	-
Changes in assets and liabilities:
Accounts receivable	915,768	915,768	-
Inventory	(899,953)	(899,953)	-
Restricted cash for trade notes repayment	993,658	993,658	-
Prepaid expenses and other current assets	(710,974)	(710,974)	-
Accounts payable and accrued expenses	(2,114,928)	(2,114,928)	-
Other payables	(2,507,625)	(2,507,625)	-
Other current liabilities	(23,107)	(23,107)	-
Total Adjustments	(3,240,629)	(3,468,299)	(227,665)

Net Cash Provided (Used) By Operating Activities	(1,767,567)	(1,767,567)	-

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(1,808,675)	(1,808,675)	-
Disposal of fixed assets	155,331	155,331	-
Acquisition of Qingdao’s equity	(5,243,900)	(5,243,900)	-

Net Cash Used By Investing Activities	(6,897,244)	(6,897,244)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Additional paid-in capital	5,406,695	5,406,695	-
Repayment of trade notes	(343,281)	(343,281)	-
Proceeds from convertible notes	5,500,000	5.500.000	-
Proceeds from bank loans	2,212,979	2,212,979	-
Repayment of shareholder loans	(47,387)	(47,387)	-
Deferred financing costs	(460,019)	(460,019)	-

Net Cash Provided (Used) By Financing Activities	12,268,987	12,268,987	-

EFFECT OF FOREIGN CURRENCY
TRANSLATION ON CASH	44,029	44,031	-

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,648,205	3,648,205	-

CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	1,289,995	1,289,995	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 4,938,200	$ 4,938,200	$ -

September 30, 2007 Summary Tables

CONSOLIDATED BALANCE SHEETS

ASSETS

	As reported under Acquisition Accounting	As reported under Reverse Merger Accounting	Effect of Change
	September 30,	September 30,
	2007	2007
CURRENT ASSETS
Cash and cash equivalents	$ 2,189,799	$ 2,189,799	$ -
Restricted cash for trade notes repayment	1,298,941	1,298,941	-
Account receivables, net of allowance $39,507	7,613,343	7,613,343	-
Inventory	2,544,263	2,544,263	-
Prepaid expenses and other current assets	75,584	75,584	-

Total Current Assets	13,721,930	13,721,930	-

PROPERTY AND EQUIPMENT, NET	8,164,227	8,164,227	-

GOODWILL	1,017,245	-	(1,017,245)

Total Assets	$22,903,402	$21,886,157	($1,017,245)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 2,041,290	$ 2,041,290	$ -
Trade notes payable	533,600	533,600	-
Short-term bank loans	4,002,000	4,002,000	-
Other payables	16,668	16,668	-

Total Current Liabilities	6,593,558	6,593,558	-

LONG-TERM DEBT	1,834,350	1,834,350	-

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value, 5,608,564
shares authorized,5,608,564 shares issued and outstanding	561	561	-
Common stock, $0.001 par value, 300,000,000 shares authorized
24,505,000 shares issued and outstanding	24,505	24,505	-
Additional paid-in capital	10,577,424	9,426,780	(1,150,644)
Retained earnings	2,683,185	2,764,133	80,948
Statutory reserves	371,364	348,009	(23,355)
Accumulated other comprehensive income	818,455	894,261	75,806

Total Stockholders’ Equity	14,475,494	13,458,249	(1,017,245)

Total Liabilities and Stockholders’ Equity	$22,903,402	$21,886,157	($1,017,245)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	As reported under Acquisition Accounting for the three months ended	As reported under Reverse Merger Accounting for the three months ended	Effect of Change
	September 30,2007	September 30,2007

REVENUE	$9,304,248	$9,304,248	$ -

COST OF SALES	6,987,181	6,987,181	-

GROSS PROFIT	2,317,067	2,317,067	-

EXPENSES
Selling, general and administrative	1,351,535	1,351,535	-
Depreciation expense	18,813	18,813	-

Total Expenses	1,370,346	1,370,348	-

INCOME FROM OPERATIONS	946,721	946,719	-

OTHER INCOME (EXPENSES)
Interest income	24,182	24,182	-
Interest expense	(113,189)	(113,189)	-
Other income (expense), net	10,163	10,163	-

Total Other Income (Expenses)	(78,844)	(78,844)	-

INCOME BEFORE PROVISION FOR INCOME TAX	867,877	867,877	-

PROVISION FOR INCOME TAX	-	-	-

NET INCOME	867,877	867,877	-

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	280,336	356,142	75,806

COMPREHENSIVE INCOME	$1,148,213	$1,224,019	($75,806)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	As reported under Acquisition Accounting for the three months ended	As reported under Reverse Merger Accounting for the three months ended	Effect of Change
CASH FLOWS FROM OPERATING ACTIVITIES	September 30,2007	September 30,2007
Net Income	$ 867,877	$ 867,877	$ -
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	271,377	271,377	-
Changes in assets and liabilities:
Restricted cash	(1,289,788)	(1,289,788)	-
Account receivables	1,086,362	1,086,362	-
Inventory	892,338	892,338	-
Prepaid expenses	698,464	698,464	-
Accounts payable and accrued expenses	(2,640,752)	(2,640,751)	-
Other payables	(49,304)	(49,304)	-

Total Adjustments	(1,031,303)	(1,031,301)	-

Net Cash Provided By (Used In) Operating Activities	(163,426)	(163,426)	-

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(334,385)	(334,385)	-
Acquisition of Qingdao’s equity	(864,000)	(864,000)	-

Net Cash Used In Investing Activities	(1,198,385)	(1,198,385)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	(452,463)	(452,463)	-
Repayment of bank loan	(1,076,370)	(1,076,370)	-

Net Cash Provided By (Used In) Financing Activities	(1,528,833)	(1,528,833)	-

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH	142,243	142,243	-

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,748,401)	(2,748,401)	-

CASH AND CASH EQUIVALENTS – BEGINNING	4,938,200	4,938,200	-

CASH AND CASH EQUIVALENTS – ENDING	$2,189,799	$2,189,799	$ -

December 31, 2007 Summary Tables

  CONSOLIDATED BALANCE SHEETS

ASSETS
	As reported under Acquisition Accounting as at	As reported under Reverse Merger Accounting as at	Effect of Change
	December 31,2007	December 31,2007
CURRENT ASSETS
Cash and cash equivalents	$ 7,029,604	$ 7,029,604	$ -
Account receivables, net of allowance $40,603 and $38,945, respectively	6,976,926	6,976,926	-
Inventory	2,849,813	2,849,813	-
Other receivables	120,519	120,519	-
Prepaid expenses and other current assets	72,645	72,645	-
Advance payments	2,048,889	2,048,889	-
Deferred placement agent warrant costs, net	1,093,131	-	(1,093,131)
Total Current Assets	20,191,527	19,098,396	(1,093,131)

PROPERTY AND EQUIPMENT, NET	8,576,582	8,576,582	-

GOODWILL	1,017,245	-	(1,017,245)

Total Assets	$29,785,354	$27,674,978	($2,110,376)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 1,937,200	$ 1,937,200	$ -
Short-term bank loans	4,113,000	4,113,000	-
Total Current Liabilities	6,050,200	6,050,200	-

LONG-TERM DEBT	1,730,339	1,730,339	-

MINORITY INTEREST	98,753	98,753	-

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value,
5,608,564 shares authorized, issued and outstanding	561	561	-
Common stock, $0.001 par value, 300,000,000 shares
authorized 24,505,000 shares issued and outstanding	24,505	24,505	-
Series B convertible preferred stock, $0.001 par value,
5,000,000 shares authorized, issued and outstanding	500	500	-
Series A warrants	1,540,000	-	(1,540,000)
Series B warrants	1,155,000	-	(1,155,000)
Series C warrants	833,333	-	(833,333)
Series D warrants	458,333	-	(458,333)
Placement agent warrants	1,127,313	-	(1,127,313)
Additional paid-in capital	11,590,258	14,387,979	2,797,721
Retained earnings	3,556,733	3,671,863	115,130
Statutory reserves	371,364	348,009	(23,355)
Accumulated other comprehensive income	1,248,162	1,362,269	114,107

Total Stockholders’ Equity	21,906,062	19,795,686	($2,110,376)

Total Liabilities and Stockholders’ Equity	$29,785,354	$27,674,978	($2,110,376)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	As reported under Acquisition Accounting for the six months ended	As reported under Reverse Merger Accounting for the six months ended	Effect of Change
	December 31,2007	December 31,2007

REVENUE	$15,418,892	$15,418,892	$ -

COST OF SALES	11,306,299	11,306,299	-

GROSS PROFIT	4,112,593	4,112,593	-

EXPENSES
Selling, general and administrative	2,395,296	2,361,114	(34,182)
Depreciation expense	41,054	41,054	-

Total Expenses	2,436,350	2,402,168	(34,182)

INCOME FROM OPERATIONS	1,676,243	1,710,425	(34,182)

OTHER INCOME (EXPENSES)
Interest income	32,295	32,295	-
Interest expense	(217,755)	(217,755)	-
Other income (expense), net	248,662	248,662	-

Total Other Income (Expenses)	63,202	63,202	-

INCOME BEFORE PROVISION
FOR INCOME TAX	1,739,445	1,773,627	(34,182)

PROVISION FOR INCOME TAX	-	-	-

NET INCOME BEFORE MINORITY INTEREST	1,739,445	1,773,627	(34,182)

MINORITY INTEREST	(1,980)	(1,980)	-

NET INCOME	1,741,425	1,775,607	(34,182)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	710,043	824,150	114,107

COMPREHENSIVE INCOME	$ 2,451,468	$ 2,599,757	$ 79,925

CONSOLIDATED STATEMENTS OF CASH FLOWS

As reported under Acquisition Accounting for the six months ended	As reported under Reverse Merger Accounting for the six months ended	Effect of Change
December 31,2007	December 31,2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$1,741,425	$1,775,607	$ 34,182
Adjustments to reconcile net income to net cash
Provided (used) by operating activities:
Minority interest	(1,980)	(1,980)	-
Depreciation and amortization	518,645	518,645	-
Gain on disposal of fixed assets	-	-	-
Changes in assets and liabilities:
Account receivables	1,937,765	1,937,765	-
Inventory	676,659	676,659	-
Other receivables	(118,427)	(118,427)	-
Prepaid expenses and other current assets	703,834	703,834	-
Advance payments	(2,013,322)	(2,013,322)	-
Accounts payable and accrued expenses	(2,780,763)	(2,780,764)	(1)
Other payables	(66,978)	(66,978)	-
Other current liabilities	-	-	-

Total Adjustments	(1,144,567)	(1,144,568)	(1)

Net Cash Used By Operating Activities	596,858	631,039	34,181

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(576,378)	(576,378)	-
Addition of construction in progress	(155,702)	(155,702)	-
Acquisition of Qingdao	(864,000)	(864,000)	-
Cash acquired from the subsidiary	99,019	99,019	-

Net Cash Used By Investing Activities	(1,497,061)	(1,497,061)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Trade notes payable	(538,880)	(538,880)	-
Additional capital contribution	(452,462)	(452,462)	-
Exercise of J warrants	5,000,000	5,000,000	-
Repayment of short term bank loans	(889,152)	(1,246,935)	(357,783)
Repayment of long term debt	(357,783)	-	357,783

Net Cash Provided By Financing Activities	2,761,723	2,761,723	-

EFFECT OF FOREIGN CURRENCY
TRANSLATION ON CASH	229,884	195,703	(34,181)

NET INCREASE IN CASH AND CASH QUIVALENTS	2,091,404	2,091,404	-

CASH AND CASH EQUIVALENTS – BEGINNING	4,938,200	4,938,200	-

CASH AND CASH EQUIVALENTS – ENDING	$7,029,604	$7,029,604	$ -

Notes to Consolidated Financial Statements

Note 9 – Conversion of Convertible Notes, page 8

27.

It appears you issued Series A Convertible Preferred Stock with Class A, Class B and Class J Warrants.  Please provide a detailed discussion of how you accounted for the issuance of this preferred stock, particularly how you have allocated any portion of the proceeds to the warrants and conversion feature attached to the preferred stock.  Additionally, in your explanation please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued.  Please refer to the guidance APB 14, SFAS No. 133, EITF 00-19 and EITF 00-27 and discuss how you applied such guidance.

Response:

We revised our position in the accounting for the Series A Convertible Preferred Stock with the Series A, B and J warrants.  We did not allocate any portion of the proceeds to the warrants and conversion feature attached to the preferred stock.

We believe that the Series A, B and J warrants are detachable, as the warrants can be exercised without affecting the Series A Convertible Stock.  In addition, we believe that the Series A, B and J warrants are freestanding derivative financial instruments that are indexed to, and potentially settled in, a the Company's stock.  As per APB14, separate amounts attributable to the debt and purchase warrants are computed and accounting recognition is to be given to each component.  As per EITF 00-19, contracts that require settlement in shares are equity instruments.  Therefore, we have allocated the proceeds between the Series A Convertible Preferred Stock and the Series A, B and J warrants.  Furthermore, we have classified the Series A, B and J warrants as equity instruments.

As per EITF 00-27, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

As the Series A Convertible Preferred Stock was in-the-money, we used the intrinsic value to calculate the fair value based on the conversion price.  We also calculated the fair value of Series A, B and J warrants using the Black-Scholes model.

Accordingly, we revised our financial statements for the period ending September 30, 2007 and added the following Note 16 (Allocation of Proceeds of Convertible Promissory Notes) to describe our treatment of the warrants and our allocation of proceeds:

“On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated  May 17,2007 by and among Jpak, Grand International Industrial Limited and in certain identified investors) by and among the Company, Jpak, Grand International and the Investors. Under the NPA  Jpak issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock

(subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’ common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants contain an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the applicable registration statement and prospectus. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.”

Please refer to the above table (response 12) which summarizes the overall allocation of proceeds from both our August 9 and December 28, 2007 financing.

Please be advised that we also removed a section of the S-1 previously referred to as “Additional Disclosure” because we do not believe that the Form calls for such information.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman

By: Louis Taubman,

Attorney at Law

cc: Mr. Wang, CEO